PROSPECTUS FILED PURSUANT TO RULE 424(b)(1)
Dated April 20, 1998      REGISTRATION NO. 333-49941


                        MAXWELL TECHNOLOGIES, INC.

                      121,259 Shares of Common Stock

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    The 121,259 shares (the "Shares") of Common Stock, par value $.10 per share ("Common Stock"), of Maxwell Technologies, Inc. ("Maxwell" or the "Company") offered hereby are to be sold by the persons named herein under "Selling Stockholders."

    The Common Stock is traded on the Nasdaq National Market under the symbol "MXWL." On April 16, 1998, the reported closing price of the Common Stock on the Nasdaq National Market was $30.75 per share.

Holders of the Shares may resell the Shares from time to time in transactions on the Nasdaq National Market, and may sell the Shares through a broker or brokers or in the over-the-counter market at prices prevailing on such exchange or over-the-counter market, as appropriate, at the times of such sales. The Selling Stockholders may also make private sales directly or through such broker or brokers or sell the Shares in negotiated transactions. See "Plan of Distribution." Sales of the Shares may be effected by selling such securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the sellers thereof. Such sellers and any broker-dealer who acts in connection with the sales of Shares may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and profit on any resale of the Shares might be deemed to be underwriting discounts and commissions under the Securities Act.

    None of the proceeds from the sale of the Shares will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the Shares being registered hereby. See "Plan of Distribution."

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                THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
                SEE "RISK FACTORS" BEGINNING ON PAGE 5 HEREOF.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                The date of this Prospectus is April 20, 1998

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No dealer, salesman or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any other person. All information contained in this Prospectus is as of the date of this Prospectus. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or in the facts herein set forth since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                           AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at Room 3190, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006. In addition the Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

    The Company has filed with the Commission a registration statement on Form S-3 (together with all exhibits, schedules, amendments, and supplements thereto, the "Registration Statement") (Registration No. 333-49941) under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered by thisProspectus. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement (certain parts of which have been omitted in accordance with the rules and regulations of the Commission). For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement.Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such exhibit. The Registration Statement may be inspected and copied at the public reference facilities at the Commission's offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at Room 3190, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of all or any part thereof may be obtained from such office upon payment of prescribed fees.

            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents which have been filed with the Commission by the Company are hereby incorporated by reference in this Prospectus.

    (1) Annual Report on Form 10-K for the fiscal year ended July 31, 1997.

    (2) Description of the Company's Rights contained in the Registration Statement on Form 8-A dated June 30, 1989.

    (3) Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1997.

    (4) Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1998.

    (5) Current Report on Form 8-K dated November 10, 1997.

    (6) Current Report on Form 8-K dated April 3, 1998.

    All documents and reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock made hereby shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such reports and documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time-to-time, and any other documents (or parts of documents) that constitute part of this Prospectus under Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to Maxwell Technologies, Inc., 9275 Sky Park Court, San Diego, California 92123, Attention: Corporate Secretary; telephone number (619) 279-5100.

                               THE COMPANY

The Company is a worldwide leader in pulsed power technologies, the storage of electrical energy and delivery of power in brief controlled bursts. The Company has leveraged its technical expertise, gained from over 30 years of experience performing research and development primarily for the United States Department of Defense, to develop a portfolio of pulsed power based commercial products. These products address a range of markets and applications and include ultracapacitors for advanced electrical energy storage and power delivery, purification systems for water treatment and the sterilization of medical and pharmaceutical products and electromagnetic interference ("EMI") filter capacitors for implantable medical devices. In addition to pulsed power based products, the Company offers industrial computers and subsystems which are sold to OEMs in the computer telephony, medical, manufacturing automation and other markets. Government funded research and development projects continue to be an important element of the Company's business, serving as an incubator for technological innovations and a resource of scientific and engineering expertise.

    In January 1998, Tekna Seal, Inc., ("TSI") a closely held company, merged into the Company's Maxwell Energy Products, Inc. subsidiary. The transaction was accounted for as a pooling-of-interests. The Company issued an aggregate of 154,030 shares of Common Stock in exchange for all of the outstanding shares of TSI. TSI manufactures glass to metal seals and other seals for a variety of customers. In 1997, TSI reported approximately $3.0 million in sales. In February 1998, the Company acquired closely held Phoenix Power Systems, Inc. ("Phoenix Power") for 100,679 shares of Company Common Stock and approximately $1.0 million in cash. Phoenix Power manufactures power conversion systems utilized in the Company's pulsed power products and systems. Phoenix Power has a $4.0 million sales run rate. The shares of the Company Common Stock issued in the transactions described above were not registered under the Securities Act. Certain of the Selling Shareholders were granted and are exercising registration rights in connection with the acquisitions of TSI and Phoenix Power. In March 1998, the Company acquired MAP-Micro Ltd. ("MAP-Micro") for 290,076 shares of Company Common Stock. The transaction was accounted for as a pooling-of-interests. MAP-Micro designs and manufactures industrial computer components, primarily for the telecommunications marketplace in the United Kingdom. In 1997, MAP-Micro posted $7.0 million in sales. In April 1998, the Company acquired the Electromagnetic Systems Group of Primex Technologies, Inc. (the "EMS Group") for approximately $10 million in cash. The EMS Group specializes in high-energy pulsed power technology. In 1997, the EMS Group had sales of approximately $17.0 million.

    PowerCache(TM), PureBright(R), CoolPure(R), JAMIS(R) and ElectroBlast(TM) are trademarks of the Company. All other trademarks or tradenames referred to or incorporated by reference in this Prospectus are the property of their respective owners.

    The Company's executive offices are located at 9275 Sky Park Court, San Diego, California 92123. Its telephone number is (619) 279-5100.

                            RISK FACTORS

    Prospective investors should consider carefully, in addition to other information contained in this Prospectus, the following factors before purchasing the shares offered hereby.

Dependence on Product Development and Market Acceptance

    Many of the Company's products, especially its ultracapacitor and purification products, are in the development stage and are alternatives to existing technologies. The Company's success is dependent in part on market acceptance of its new products and there can be no assurance that any material commercial market will develop for these products. The Company expects that its ultracapacitor and purification products will compete with existing products that are well established in the marketplace and that, in some cases, are less expensive. The future success of the Company will depend in large part on the Company's ability to accurately anticipate market demand for its products and services as well as improve its existing technologies and products. The Company's ability to demonstrate a technological or economic advantage, or both, over competitive products in addition to the technical, financial and other risks involved in introducing new products and technologies are critical to the Company achieving its goals. There can be no assurance that the Company will be successful in identifying markets for its technologies or in developing, manufacturing and marketing new commercial products or enhancements to existing products that address the needs of these markets, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

Continuing Transition to Commercial Business

    The Company is continuing its transition from its historical reliance on funded research and development business for defense and other federal government agencies to developing, manufacturing and marketing of products and services for commercial markets. The Company's success in this regard will depend upon a number of factors, including the Company's ability to gain customer acceptance for its products and services, to expand its customer base through sales and marketing efforts, to expand successfully its manufacturing capacity, to develop extensions of its existing products and services into new applications and to conceive and develop new products and services. Commencing in fiscal 1996, the Company changed its senior management and reorganized its operations along product and service lines. There can be no assurance that the Company will be able to continue its transition to commercial businesses. The Company's inability to achieve any of these objectives would have a material adverse effect on the Company's business, results of operations and financial condition.

Fluctuations in Operating Results; History of Losses

    Although the Company had net income of $4.0 million in fiscal 1997, it has incurred significant losses in two of the past five years. Net losses for the Company's 1996 and 1994 fiscal years were approximately $15.2 million and $1.7 million, respectively. Of the fiscal 1996 loss, $14.4 million arose from charges related to the reorganization of the Company's operations, a change in accounting principle and other charges. The Company may in the future experience significant fluctuations in revenues and operating results from period to period as a result of a number of factors including, without limitation, the volume and timing of orders and market acceptance of the Company's products; the Company's ability to fill orders on a timely basis; pricing policies of the Company or its competitors; variations in the mix of product sales; the timing of product introductions by the Company or its competitors; cancellation, suspension or other action taken by the United States government or its agencies on its programs and contracts with the Company; product obsolescence resulting from new product introductions or changes in customer demand; and expenses associated with the acquisition of businesses, products or technologies. The Company anticipates that, in order to obtain market penetration, from time to time it will sell new products at prices yielding margins below those it ultimately expects to achieve, and significant aggressive pricing in a particular quarter or quarters could adversely affect the results of operations for such periods. The impact of the foregoing factors may cause the Company's operating results to be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected.
Quarterly results are not necessarily indicative of future performance for any particular period, and there can be no assurance that the Company will attain or sustain growth in sales and profitability on a quarterly or annual basis.

Risks Associated with Acquisitions

    As part of its business strategy, the Company regularly reviews possible acquisitions of complementary companies, technologies or products, and periodically engages in discussions regarding such possible acquisitions. Acquisitions involve numerous risks, including evaluating new technologies; difficulties in the assimilation of the operations, products, personnel and cultures of the acquired companies; the ability to manage effectively geographically remote units; the diversion of management's attention from other day-to-day business concerns; risks of entering markets in which the Company has limited or no direct experience and the potential loss of key employees of the acquired companies. In addition, acquisitions may result in dilutive issuances of equity securities; the incurrence of debt; reduction of any then-existing cash balances; amortization expenses related to goodwill and other intangible assets and other charges to operating results that may materially adversely affect the Company's results of operations. Moreover, there can be no assurance that any equity or debt financings proposed in connection with any acquisition would be available to the Company on acceptable terms or at all, when, and if, suitable strategic acquisition opportunities arise. Although management expects to carefully analyze any opportunity before committing the Company's resources, there can be no assurance that any acquisition that is completed will result in long-term benefits to the Company or its stockholders or that the Company's management will be able to manage effectively the resulting business. Such risks are applicable as well to the Company's recently completed acquisitions of TSI, Phoenix Power, MAP Micro and the EMS Group.

Extensive Reliance on Strategic Relationships; Restrictions Due to Exclusivity Rights

    The Company has established and will continue to seek to establish strategic relationships with corporate partners and research relationships with United States government agencies to support its various development programs, leverage its expertise and manufacturing resources, obtain an understanding of and access to markets and validate products. The Company currently collaborates with a variety of strategic partners, including Tetra Pak International AB, a leading food packaging machinery and products company, for purification systems, and PacifiCorp, a leading utility holding company, for ultracapacitors.

    The loss of certain of its strategic relationships could have a material adverse effect on the Company's sales growth. The Company's future success will depend in part on its continued relationships with various of its strategic partners, its ability to enter into other similar collaborative arrangements, the interest of certain of the Company's strategic partners in the potential products under development, the Company's success in meeting expectations of strategic partners and, ultimately, their success in marketing or willingness to purchase any such products. These programs may require the Company to share control over its development, manufacturing and marketing programs, limit its ability to license its technology to others, relinquish certain rights to its technology, sell equity or rights to purchase equity in the Company or its subsidiaries to the strategic partner or restrict its ability to engage in certain areas of product development, production and marketing. Some of the Company's existing collaborative arrangements permit, and future arrangements also may permit, the Company's strategic partners to use or disclose the technology developed in the program without any royalty obligation, to the extent that the technology is jointly developed. Furthermore, the Company often grants an exclusivity right to its strategic partner as an inducement to the partner to participate in the development of a product or application. Any exclusivity rights granted to strategic partners may inhibit the Company's ability to find a wider market for certain of its commercial products and thus may materially reduce revenues during the exclusivity period. There can be no assurance that the Company will be able to enter into strategic arrangements on commercially reasonable terms or that these arrangements, if established, will result in successful programs to develop, manufacture or market pulsed power and other products or that the Company's strategic partners will not seek to manufacture jointly developed products themselves or obtain them from alternative sources.


Limited Volume Manufacturing Experience

   The Company has limited experience with volume manufacturing of commercial products. To date, the Company has not manufactured in volume its ultracapacitors or purification systems. The Company may face challenges in scaling up production of its new products, especially those products that contain newly developed technologies, including problems involving production yields, quality control and assurance, component supply and shortages of qualified management and other personnel. In addition, the Company will need to expand its current facilities or obtain additional facilities in order to manufacture a substantial quantity of its ultracapacitor, purification and EMI filter products. There can be no assurance that the Company will be successful in expanding its facilities or obtaining additional facilities, or that it will be able to overcome the management, technological, engineering and other challenges associated with the production of significant quantities of products at acceptable cost on a timely basis. The Company may elect to outsource manufacturing of certain of its products, if such opportunities are available. Outsourcing of manufacturing involves risks with respect to quality assurance, cost and the absence of close engineering support. In addition, part of the Company's ultracapacitor development strategy is the implementation of a process that could allow customization of products while retaining the benefits of volume manufacturing and materials procurement. There can be no assurance that such a process can be developed and implemented in time to meet the Company's needs in this regard. Difficulties in manufacturing or in obtaining appropriate facilities or locating and qualifying outsourcing for manufacturing could have a material adverse effect on the Company's business, financial condition and results of operations.

Limited Sales and Marketing Experience

    The Company has limited experience marketing and selling ultracapacitors and purification systems. To market these products, the Company will be required to develop a marketing and sales force that will be able to effectively demonstrate the advantages of these products over competing products and other traditional solutions. Furthermore, the highly technical nature of the Company's products limits the pool of potential sales personnel. The Company also enters into agreements with distributors or sales
representatives requalified management and other personnel.   By entering into
such agreements, the Company may be substantially dependent upon the efforts of others in deriving commercial benefits from its products. There can be no assurance that the Company will be successful in marketing and selling its products, that it will be able to establish adequate sales and distribution capabilities, that it will be able to enter into marketing agreements with third parties on financially acceptable terms or that any third parties with whom it enters into such arrangements will be successful in marketing the Company's products. The Company's inability to achieve any of these objectives would have a material adverse effect on the Company's business, results of operations and financial condition.

Dependence on OEM Customers; Lengthy Sales Cycles

    A substantial portion of the Company's sales are derived from sales to a relatively small number of OEM customers. The timing and amount of sales to these customers ultimately depend on sales levels and shipping schedules for the OEM products into which the Company's products are incorporated. The Company has no control over the shipping date or volumes of products shipped by its OEM customers, and there can be no assurance that any OEM will continue to ship products that incorporate the Company's products at current levels or at all. Failure of these OEMs to achieve significant sales of products incorporating the Company's products and fluctuations in the timing and volume of such sales could have a material adverse effect on the Company's business, financial condition and results of operations.

    The decision process leading to the selection of the Company's products and services is typically lengthy, with significant additional time required for design, engineering and product approval before commercial shipments can begin. Moreover, although customers sometimes substitute a new and better product into an existing product, market opportunities with respect to any particular customer typically occur at the time the customer is engaged in the design of a new product or a substantial enhancement of an existing product, which typically occur at infrequent intervals. Any failure of the Company to maintain continuing awareness of its customers' product development schedules, or its inability to provide the optimum solution at the time of such development can cause the Company to miss a market opportunity that may not reappear for a substantial period of time.

    Lucent Technologies ("Lucent"), an OEM customer of the Company, accounted for approximately 12% of the Company's total sales in fiscal 1997 and is a significant customer of the Company's Industrial Computers and Subsystems business segment. A substantial portion of the Company's existing sales to Lucent involves products that have not been designed into Lucent's next generation products and the Company therefore expects that its business with Lucent will decline substantially in the second half of fiscal 1998 and subsequent periods. In replacing the Lucent business, the Company's Industrial Computers and Subsystems division continues to be dependent on large orders from relatively few customers.

Dependence on Proprietary Technology

   The Company's success is heavily dependent upon the establishment and maintenance of proprietary technologies. Although the Company attempts to protect its intellectual property rights through patents, copyrights, trade secrets and other measures, there can be no assurance that the steps taken by the Company to protect its proprietary technologies will be adequate to prevent misappropriation by third parties or will be adequate under the laws of some foreign countries, which may not protect the Company's proprietary rights to the same extent as do the laws of the United States. In addition, others could "reverse engineer" the Company's products in order to determine their method of operation and introduce competing products or develop competing technology independently. Any such adverse circumstances could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company uses employee and third-party confidentiality and non-disclosure agreements to protect its trade secrets and unpatented know-how.
The Company requires each of its employees to enter into a proprietary rights and non-disclosure agreement in which the employee agrees to maintain the confidentiality of all proprietary information of the Company and, subject to certain exceptions, to assign to the Company all rights in any proprietary information or technology made or contributed by the employee during his or her employment. In addition, the Company regularly enters into non-disclosure agreements with third parties, such as consultants, potential joint venture partners and customers. No assurance can be given that these methods will enable the Company to maintain its trade secrets or unpatented know-how or that third parties will not independently develop and/or patent substantially equivalent proprietary information or copy, develop or otherwise obtain and use the Company's proprietary technology without authorization.

    The Company has historically relied primarily on its technological and engineering abilities and on its design and production capabilities, rather than on patents, for the development and maintenance of its business. However, the Company does file patent applications on concepts and processes developed by the Company's personnel and, as its commercial businesses expand, the Company has placed increased emphasis on patents to provide protection for certain of its technologies and products. The Company believes that its future success will depend in part on its ability to maintain its patents, add to them where appropriate, and to develop new products and applications without infringing the patent and other proprietary rights of third parties and without breaching or otherwise losing rights in technology licenses obtained by the Company for other products. There can be no assurance that any patent owned by the Company will not be circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with claims of the scope sought by the Company, if at all. If challenged, there can be no assurance that the Company's patents (or patents under which it licenses technology) will be held valid or enforceable. In addition, there can be no assurance that others will not claim rights in the technology covered by the patents and other proprietary technology owned or licensed by the Company or that others have not developed or will not develop similar products or technology without violating the Company's proprietary rights. The invalidity of a patent or determination that the Company (or its licensor) does not hold sole rights to the technology covered thereby could have a material adverse effect on the Company, particularly if the Company is unable to design around others' proprietary rights.

    Competing research and patent activity in many of the Company's technologies is substantial and the markets are large enough that conflicting patent and other proprietary rights claims may result in disputes or litigation. Although the Company does not believe any of its products or proprietary rights infringe the rights of third parties, there can be no assurance that infringement claims will not be asserted against the Company in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. If infringement were established, the Company could be required to pay damages or be enjoined from making, using or selling the infringing product. Likewise, there can be no assurance that a third party's product, if infringing on the Company's proprietary rights, may be prevented from doing so without litigation. Any of the foregoing could have a material adverse effect upon the Company's business, financial condition and results of operations.

    A number of the patents and patent applications owned or licensed by the Company are subject to "march-in" rights and non-exclusive, royalty-free, confirmatory licenses held by various governmental agencies or other entities. March-in rights refer to the right of the United States government or a United States government agency to cancel agreements and require a contractor to grant licenses to third parties if the contractor fails to continue to develop the technology related to the agreements. Confirmatory licenses permit the United States government agencies or other governmental entities to select vendors other than the Company to produce products for the United States government which would otherwise infringe the Company's patent rights which are subject to the royalty-free licenses. In addition, the United States government has the right to require the Company to grant licenses (including exclusive licenses) under such patents and patent applications or other inventions to a third party if the United States government determines that adequate steps have not been taken to commercialize such inventions, such action is necessary to meet public health or safety needs, such action is necessary to meet requirements for public use under federal regulations or such action is necessary because the Company has not exercised reasonable efforts to ensure products manufactured pursuant to such invention are manufactured in the United States.

Competition

    The markets in which the Company sells commercial products is highly competitive, rapidly changing and significantly affected by new product introductions and other market activities of industry participants. The Company's primary competitors in ultracapacitors include Panasonic and SAFT, a part of the Alcatel-Alsthom Group; and in the passive backplane segment for industrial computers, include Texas Microsystems, Diversified Technology, Advantech, Industrial Computer Source, Teknor and Trenton. The Company's emerging products also compete with established technologies in many markets, including batteries in ultracapacitor products and a number of established methods of treating water and decontaminating food packaging and medical products.

    Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, and a larger installed base of customers than the Company. In addition, certain competitors have well-established relationships with customers and potential customers of the Company. Furthermore, as the Company's new products gain acceptance, companies with significantly greater resources than the Company could attempt to increase their presence in these markets. In order to be successful in the future, the Company must continue to respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its own product offerings. There can be no assurance, however, that the Company's products will continue to compete favorably or that the Company will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering its market.

Risks Associated with Government Business

    A substantial portion of the Company's sales (approximately 33% in fiscal 1997, 40% in fiscal 1996 and 43% in fiscal 1995) is derived from contracts with the United States government, principally agencies of the United States Department of Defense, and subcontracts with government suppliers. After the Company completes the acquisition of the Electromagnetic Systems Group of Primex Technologies, the portion of the Company's revenues derived from Department of Defense contracts will likely increase. The reductions in defense budgets over the past several years have adversely affected the Company's business, particularly in the area of system survivability products and services, such as weapons effects simulation and testing. The Company has experienced significant reductions in this business as the Department of Defense has responded to reduced global threats and shrinking defense budgets. The Company believes that continuing reductions in Department of Defense spending in its System Division's core simulator business is possible but that if such reductions occur they would be offset partially by government spending on scientific programs for which the Company's expertise could be utilized. The Company has experienced increased competition in bidding for new defense programs from contractors seeking to replace their lost government business. There can be no assurance that defense spending in general or that contract awards to the Company specifically will not be reduced in the future. A significant loss of United States government funding would have a material adverse effect on the Company's business, results of operations and financial condition.

    The Company's United States government business is also subject to other various risks, including: unilateral termination for the convenience of the government; reduction or modification in the event of changes in the government's requirements or budgetary constraints; increased or unexpected costs causing losses or reduced profits under fixed-price contracts or unallowable costs under cost plus contracts; risks of potential disclosure of the Company's confidential information to third parties; the failure or inability of a contractor to perform its obligations under a contract in circumstances where the Company is a partner contractor or subcontractor; the failure of the government to exercise options provided for in the contracts and the exercise of march-in rights or confirmatory licenses by the government. There can be no assurance that the Company's contracts with the Department of Defense and other government agencies will not be terminated, reduced or modified or that the grant of such licenses and rights will not result in a loss of potential revenues, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

    The Company participates in government funded programs which may extend for several years, but are normally funded on an annual basis and shorter periods in some cases. There can be no assurance that funding will continue for programs covering the Company's development projects or that the Company can compete successfully in obtaining contracts for such programs. A significant reduction in, or discontinuation of, such funding or of the Company's participation in such programs would have a material adverse effect on the Company's business, results of operations and financial condition.

Substantial Future Capital Needs

    The Company believes that, in order to achieve its long-term strategic objectives and maintain and enhance its competitive position, it will need significant additional financial resources over the next several years. To meet anticipated volume production requirements for several of the Company's product lines, in particular ultracapacitors and purification systems, the Company will need expanded manufacturing capabilities and facilities or viable production alternatives. The Company anticipates that the estimated cash on hand, together with cash flow from operations and possible debt financing or leasing, should be adequate to support the Company's anticipated facilities expansion and equipment purchases through fiscal 1998. The Company anticipates that it will require additional capital in the future to fund its continuing expansion into commercial markets, to construct and equip additional facilities, or to acquire new or complementary businesses, product lines and technologies. Currently the Company has a $20 million line of credit, but there can be no assurance that any necessary additional financing will be available to the Company on acceptable terms or at all. If adequate funds are not available, the Company may be required to change, delay, reduce or eliminate its planned product commercialization strategy or its anticipated facilities expansion plans and expenditures, which could have a material adverse effect on the Company's business, results of operations and financial condition.

Dependence on Key Personnel

    The Company's future performance depends in significant part upon the continued service of its key technical and senior management personnel. The Company is dependent on its ability to identify, hire, train, retain and motivate high quality personnel, especially key manufacturing executives and highly skilled engineers and scientists involved in the ongoing development, introduction and enhancement of the Company's products and technologies. The industries in which the Company competes are characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. The Company's employees may terminate their employment with the Company at any time. Accordingly, there can be no assurance that any of the Company's current key employees will continue to work for the Company. Loss of services of key employees could have a material adverse effect on the Company's business, financial condition and results of operations.

Reliance on Third Party Suppliers

    The Company's success is dependent in part on its ability to secure qualified and adequate sources for supplies of materials, components and sub-assemblies. The Company manufactures most of its products using a large number of components or sub-assemblies, many of which are of commercially available industrial parts and the remainder of which are custom-made to the Company's specifications (by the Company and certain qualified outside manufacturers). The Company endeavors to maintain more than one source of supply for each of its major components or subassemblies, to the extent possible, although certain suppliers are currently the sole source of one or more items upon which the Company is dependent in the manufacture of its EMI filters and industrial computing products. In the past, the Company has on occasion experienced difficulty in obtaining timely delivery of power supplies for industrial computers from outside suppliers which has adversely impacted the Company's delivery time to its customers and in one circumstance the Company believes such delivery problems were a contributing factor to the loss of certain business from a major customer. There can be no assurance that these and other similar supply problems will not recur. In addition, the Company currently has only one qualified supplier for a certain component of its ultracapacitors and is contractually obligated to qualify at least one additional supplier. No assurance can be given that such qualification will be completed in a timely manner. Moreover, the current sole domestic source of a component of the Company's EMI filter has indicated its plans to design, build and sell a competing filter in the future. The Company believes this supplier will continue to sell to the Company but that, if necessary, the Company could replace this supplier. Although the Company seeks to reduce its dependence on sole and limited source suppliers, the partial or complete loss of these sources could have at least a temporary material adverse effect on the Company's results of operations and damage customer relationships due to the complexity of the products supplied and the significant amount of time required to qualify new suppliers.

Product Liability Risks

    Certain of the Company's products may expose it to product liability risks. The Company's EMI filters are components of implantable medical devices and, due to the litigious environment surrounding the medical device industry, subject the Company to an increased risk of product liability claims that may involve significant defense costs. Other of the Company's products, such as ultracapacitors and purification systems, may also be used in functions involving significant product liability risks. There can be no assurance that product liability claims will not be asserted against the Company in the future. Although the Company maintains product liability insurance with coverage limits it believes to be adequate, there can be no assurance that this coverage will in fact be adequate to protect the Company against future product liability claims. In addition, product liability insurance is expensive and there can be no assurance that, in the future, product liability insurance will be available to the Company in amounts or on terms satisfactory to the Company, if at all. A successful product liability claim or series of claims brought against the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

Environmental Regulations

    The Company is subject to a variety of governmental regulations relating to the use, storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances. The failure to comply with current or future regulations could result in substantial fines being imposed on the Company, suspension of production, alteration of its manufacturing process or cessation of operations. Such regulations could require the Company to acquire expensive remediation or abatement equipment or to incur substantial expenses to comply with environmental regulations. Any failure by the Company to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous or toxic substances could subject the Company to significant liabilities.

Potential Dilutive Impact of Employee Stock Option Programs at Subsidiaries

    The Company has adopted stock option plans at five of its subsidiaries providing for the issuance of incentive and nonqualified stock options to purchase common stock of these companies. Any of these subsidiary stock options that have an exercise price per share less than the fair market value per share of the common stock of a subsidiary ("in-the-money") will have a negative impact on the Company's earnings per share. The Company expects that its reported diluted earnings per share will be reduced in future quarters due to the increased fair market value of certain of the Company's subsidiaries. Such options, when and if exercised, will dilute the Company's actual ownership interests in its subsidiaries, thus reducing the Company's share of the net income, potential dividends or distributions and proceeds of any sale or other disposition of such subsidiary. The equity interests upon exercise of stock options in the subsidiaries would be accounted for as a minority interest. Based on current programs, the dilutive impact attributable to these option plans could be up to 13% at each of the affected subsidiaries
(17% at one subsidiary). In addition, certain key employees of the Company's Maxwell Business Systems, Inc. subsidiary, which owns and markets the Company's job-cost accounting software, currently own an aggregate of 20%, and have the right to purchase up to an additional 29%, of that subsidiary. Currently, no established trading market exists for the common stock underlying any of the subsidiary options and such options are not exchangeable for Common Stock of the Company. The Company has no plan to offer an exchangeability feature for options to purchase Company Common Stock or otherwise provide liquidity for these subsidiary options, but the Company could consider such alternatives in the future.

Economic Impact of Potential Public Offerings of Subsidiary Stock

    By conducting its operations through separate subsidiaries, the Company promotes clearer market definition and product identity. This business unit focus also allows the Company to more actively monitor opportunities for growth or cost savings and to promote entrepreneurism with each subsidiary. While this corporate structure also affords the Company a high level of flexibility to implement various strategic alternatives, including future public offerings of subsidiary stock, sales of subsidiaries or strategic acquisitions, certain of these alternatives may have negative effects upon the Company's consolidated sales, gross profit, net income and earnings per share. For example, any public offering or other sale of a minority portion of a subsidiary's stock, including in connection with any strategic relationship entered into by the Company, would reduce that subsidiary's contribution to the Company's net income and earnings per share. While any transaction would be preceded by a determination that such transaction is in the best interests of the Company and its stockholders, such a transaction could, nonetheless, have a material adverse effect on the Company's results of operations.

Government Regulation

    The testing, manufacture and sale of certain of the Company's products are subject to regulation by numerous governmental authorities. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the United States Food and Drug Administration (the "FDA") regulates the preclinical and clinical testing, manufacture, labeling, storage, distribution and promotion of food and medical products and processes. The Company has obtained clearance from the FDA of its CoolPure technology for preservation of liquid foods. In addition, the Company has obtained clearance from the FDA of PureBright for food use and is applying for similar approvals in Canada and Europe, as well as supporting customers in obtaining clearance of PureBright for medical applications. Implantable defibrillators and pacemakers that incorporate the Company's EMI filter have been approved by the FDA. Delays in receipt of or failure to receive anticipated approvals or clearances, the loss of previously received approvals or clearances, limitations on intended use imposed as a condition of such approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

    The testing, preparation of necessary marketing applications and processing of those applications with the FDA is expensive and time consuming, can vary based on the type of product and may take several years to complete. There is no assurance that the FDA will act favorably or quickly in making such reviews, and significant difficulties or costs may be encountered by the Company or others in its efforts to obtain FDA approvals that could delay or preclude the Company from marketing any products it may develop. The FDA may also require postmarketing testing and surveillance to monitor the effects of approved products or place conditions on any approval that could restrict the commercial applications of such products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the United States government to grant pre-market clearance or pre-market approval for products, withdrawal of marketing clearances or approvals and criminal prosecution.

Long-Term Fixed-Price Contracts

    A portion of Maxwell's software business consists of work under a small number of large, multi-year fixed-price contracts with state and local government agencies involving sophisticated integration and networking tasks and a certain amount of application software development. In addition, certain of the Company's other businesses, primarily those conducted in its government funded research and systems development business, may also enter into long-term fixed-price contracts for large hardware systems or components. The expansion of this business through acquisition will likely result in the Company assuming additional fixed-price contracts. Events and developments such as unanticipated delays in program schedule, failure to anticipate costs accurately over a two- or three-year period or performance problems with important vendors can adversely affect the profitability of such contracts. When these contracts are assumed in acquisitions, there can be no assurance that the Company is properly valuing remaining liabilities or profitability potential.

Anti-Takeover Provisions

    The Company's Board of Directors is divided into three classes, each of which is elected and serve overlapping three-year terms. In addition, the Company has adopted a rights plan that, among other things, grants rights to purchase Common Stock to all stockholders at a price significantly below market value upon a business combination in the event a single person or group has previously acquired more than 20% of the outstanding Common Stock without the Board of Directors having elected to redeem such rights. Furthermore, the Company's certificate of incorporation contains a "fair price provision" intended to require an acquiror to obtain the consent of the Board of Directors to any business combination involving the Company. The Company's certificate of incorporation and bylaws also contain provisions barring stockholders action by written consent and the calling by stockholders of a special meeting. Amendment of such provisions requires a super majority vote by the stockholders, except with the consent of the Board of Directors. The rights plan and provisions of the Company's certificate of incorporation and bylaws could delay, deter or prevent a merger, tender offer, or other business combination or change in control involving the Company that some, or a majority of, stockholders might consider to be in their best interests, including offers or attempted takeovers that might otherwise result in such stockholders receiving a premium over the market price of the Common Stock.

Limited Trading Volume; Volatility of Stock Price

    The Company's Common Stock is traded on the Nasdaq National Market. Trading volume in the twenty trading days ended April 3, 1998 averaged 67,600 shares traded per day. Trading of relatively small blocks of stock can have a significant impact on the price at which the stock is traded. The Company believes factors such as quarterly fluctuations in financial results, of new technologies impacting the Company's products, announcements regarding acquisitions or dispositions by the Company, announcements by competitors or changes in securities analysts' recommendations may cause the market price to fluctuate, perhaps substantially. These fluctuations, as well as general economic conditions, such as recessions or high interest rates, may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

Forward-Looking Statements

    This Prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.
Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in any forward-looking statements as a result of the Risk Factors set forth above and the matters set forth elsewhere in this Prospectus generally. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                              USE OF PROCEEDS

    All of the shares of Common Stock covered hereby are being offered by the Selling Stockholders. The Company will not receive any proceeds from the sales of Common Stock by the Selling Stockholders.

                     PRINCIPAL AND SELLING STOCKHOLDERS

    The shares of Common Stock to be sold hereunder were issued to the former shareholders of Tekna Seal, Inc., a Minnesota corporation ("TSI") and Phoenix Power Systems, Inc., a California corporation ("Phoenix Power") (collectively, the "Selling Stockholders") in connection with the Merger and the Purchase Agreements (as defined herein). None of the Selling Stockholders has held any position, office or other material relationship with the Company or any of its affiliates within the past three years other than as a result of (i) his or her beneficial ownership of Shares or (ii) the fact that certain Selling Stockholders were employees of TSI or Phoenix Power and have become employees of the Company.

    On January 29, 1998 (the "TSI Closing Date"), Maxwell through its wholly owned subsidiary, Maxwell Energy Products, Inc., a California corporation ("MEP") completed the acquisition of TSI, pursuant to the terms of an Agreement and Plan of Reorganization (the "Merger Agreement") dated January 26, 1998, by and among TSI, the shareholders of TSI, MEP and Maxwell. The acquisition was accounted for as a pooling of interests. The Merger Agreement provided for the merger of TSI with and into MEP (the "Merger"). In connection with the Merger, Maxwell delivered to the stockholders of TSI an aggregate of 154,030 shares of Common Stock. Pursuant to the terms of the Registration Rights Agreement dated as of January 29, 1998 (the "TSI Registration Rights Agreement") entered into among Maxwell and certain shareholders of TSI, the Company agreed to file this Registration Statement providing for the sale of 34,004 shares of Common Stock by those persons who were not affiliates of TSI.

    On March 5, 1998 (the "Phoenix Power Closing Date"), Maxwell completed the acquisition of Phoenix Power, pursuant to the terms of the Stock Purchase Agreement (the "Purchase Agreement") dated March 1, 1998 by and among the shareholders of Phoenix Power and Maxwell. In connection with the Purchase Agreement, Maxwell delivered to certain stockholders of Phoenix Power an aggregate of 100,679 shares of Common Stock. Pursuant to the terms of the Registration Rights Agreement dated as of March 5, 1998 (the "Phoenix Power Registration Rights Agreement") entered into among Maxwell and certain shareholders of Phoenix Power, the Company agreed to file this Registration Statement providing for the sale of 87,255 shares of Common Stock by those stockholders who were a party to the Phoenix Power Registration Rights Agreement.

    Pursuant to the terms of each of the TSI and Phoenix Power Registration Rights Agreements, the Company and the Selling Stockholders have agreed to certain indemnity and contribution provisions between the Company and the Selling Stockholders against certain liabilities arising under the securities laws. The Company has agreed to bear certain expenses in connection with the registration of the Shares offered hereby.

    The following table sets forth, with respect to the Selling Stockholders, the number of shares of Common Stock owned by each Selling Stockholder prior to this offering and the number of shares of Common Stock offered for each Selling Stockholder's account. None of the Selling Stockholders owned prior to this offering, and none will own after this offering, more than one percent (1%) of the Company's outstanding Common Stock (based on the number of shares outstanding on the date of this Prospectus).



                         Number of        Number of     Percentage of
                          Shares          Shares of        Shares
Name of                 Beneficially     Common Stock   Beneficially
Beneficial Owner(1)       Owned            Offered        Owned(1)
-------------------     ------------     ------------  --------------

Glenn E. Bergstrom
 and Patricia N.
 Bergstrom, JTWROS           3,461            3,461           *
Harold G. Bergstrom
 and Nellie M.
 Bergstrom, JTWROS           3,461            3,461           *
Irwin Brodsky or
 Edna Brodsky,
 Trustee or the
 Successor Trustee
 of the Irwin and
 Edna Brodsky
 Family Trust Dated
 11-10-97                    1,211            1,211           *
Kuo Chang                    1,730            1,730           *
Chin-Shia Chiu                 865              865           *
Charles H. Cornell             865              865           *
Marylyn Eliason                 77               77           *
Robert R. Etem                 432              432           *
Victor G. Etem                 432              432           *
Jahangir Gaviri              4,155            4,155           *
Donald F. Hagen              1,730            1,730           *
Harold N. Hansen               865              865           *
Carl R. Hanson               1,730            1,730           *
Albert P. Hum                  519              519           *
Judith A. Kielty             1,509            1,509           *
Ronald J. Kielty               519              519           *
Ronald J. and
 Judith A. Kielty              865              865           *
Laureen Kreuziger            1,730            1,730           *
Robert Lang and
 Dorothy M. Lang             1,730            1,730           *
Clifford S. Lozinski           519              519           *
Kimiko Mika                  1,730            1,730           *
Eric Molsen/Ella
 Gates-Molsen JT-TEN           519              519           *
Virginia E. Muehlberg
 (Etem)                        432              432           *
Hamid Nekouie                5,194            5,194           *
Arthur Sund Nelson           1,730            1,730           *
Myron Schnickels             1,730            1,730           *
Pete Stromme                   153              153           *
Ralph H. Torberg             1,730            1,730           *
Yung-Yu Ike Wang             1,730            1,730           *
Hassan Yarpezeshkan         77,906           77,906           *
__________________________
*   Amount represents less than 1% of the Common Stock.

(1) Information with respect to beneficial ownership is based on information furnished to the Company by each shareholder included in the table or included in filings with the Securities and Exchange Commission.
    The Company believes that each individual person has sole voting and investment power for shares beneficially owned by him, subject to community property laws where applicable.

    The Shares may be offered from time to time by the Selling Stockholders named above. However, such Selling Stockholders are under no obligation to sell all or any portion of such Shares, nor are the Selling Stockholders obligated to sell any such Shares immediately under this Prospectus. Because the Selling Stockholders may sell all or part of their shares of Common Stock offered hereby, no estimate can be given as to the number of shares of Common Stock that will be held by any Selling Stockholder upon termination of any offering made hereby.

                            PLAN OF DISTRIBUTION

    The Shares are being registered to permit sales of the Shares by the Selling Stockholders from time to time for 30 days following the effective date of the Registration Statement of which this Prospectus is a part, or until such time as all Shares are sold or disposed of. The Company has agreed, among other things, to bear certain expenses in connection with the registration and sale of the Shares, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, National Association of Securities Dealers, Inc., stock exchange and qualification fees, fees and disbursements of counsel for the Company and of independent certified public accountants of the Company (including the expenses of any special audit required by or incident to such performance), the fees of one counsel and one accountant representing the Selling Stockholders in connection with the registration and sale of the Shares, expenses of any underwriters that are customarily requested in similar circumstances by such underwriters (excluding discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the distribution of the Shares, which will be borne by the Selling Stockholders).

    The Shares may be sold from time to time to purchasers directly by any or all of the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares to or through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders or the purchasers of such securities for whom they may act as agents. The Selling Stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, brokers, dealers and agents also may be customers of, engage in transactions with, or perform other services for Maxwell and its affiliates in the ordinary course of business.

    Any distribution hereunder of the Shares by the Selling Stockholders may be effected from time to time in one or more of the following transactions: (a) on the Nasdaq National Market, or through broker-dealers acting as principal or agent, in transactions (which may involve crosses or block transactions), in special offerings, or in the over-the-counter market, or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, (b) to underwriters who will acquire shares of Common Stock for their own account and resell such shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time), (c) directly or through brokers or agents in private sales at negotiated prices
(including without limitation, pursuant to Rule 144 under the Securities Act),
(d) by distributions or dispositions to shareholders or partners or other persons affiliated or associated with one or more of the Selling Stockholders or with Maxwell or one of its affiliates, (e) to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder, (f) through the writing of options or other derivative instruments (whether listed on an exchange or otherwise) and pursuant to exercise, conversion, exchange, distribution on or similar delivery in respect of a derivative security or instrument relating to some or all of such Common Stock, (g) pursuant to a stock lending or repurchase or reverse repurchase transaction, or (h) by any other legally available means. Also, offers to purchase the Common Stock may be solicited by agents designated by the Selling Stockholders from time to time. The Registration Statement and this Prospectus shall cover any such sale and resale. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. To the extent required, the specific amount of Common Stock to be sold, the purchase price and public offering price, the names of any resale agent, dealer or underwriter, and the terms and amount of any applicable commission or discount with respect to a particular offer will be set forth in a Prospectus Supplement and/or post-effective amendment to the Registration Statement of which this Prospectus constitutes a part.

    In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold hereunder in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold hereunder unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

    The Company is not aware of any existing arrangements between any Selling Stockholder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Shares.

    The Selling Stockholders will be indemnified by the Company, to the extent permitted by law, against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith, subject to certain limitations. The Company, at its request, will be indemnified by the Selling Stockholders, to the extent permitted by law, against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith, subject to certain limitations.

                       DESCRIPTION OF CAPITAL STOCK

Common Stock

    The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, $.10 par value. As of April 16, 1998, there were 8,408,103 shares of Common Stock outstanding, excluding shares issuable upon the exercise of outstanding options to purchase an aggregate of 1,136,145 shares of Common Stock held by employees, management and directors. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There is no cumulative voting for the election of directors. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment to all creditors. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. All of the outstanding shares of Common Stock are, and the shares being offered hereby will upon issuance and sale be, fully paid and nonassessable.

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

Common Stock Rights

    On June 20, 1989, the Board of Directors of Maxwell declared a dividend distribution of one Right for each outstanding share of its common stock, par value $.10 per share (the "Common Stock"), to stockholders of record at the close of business on June 30, 1989. Each Right entitles the registered holder to initially purchase from the Company one-half of a share of Common Stock at a purchase price of $32.50 per one-half share (the "Purchase Price"), since adjusted to $16.25 per one-half share. The description and terms of the Rights are set forth in a rights agreement, as amended (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

    In general, the Rights become exercisable or transferable only upon the occurrence of certain events related to changes in ownership of the Common Stock. Once exercisable, each Right entitles its holder initially to purchase from the Company one-half of a share of Common Stock at a purchase price of $16.25 per one-half share. The Rights become exercisable upon the earlier of the close of business on (i) the tenth day following public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or generally obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) the tenth business day following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock. Upon the occurrence of certain other events related to changes in the ownership of the Common Stock, each holder of a Right would be entitled to purchase shares of the Common Stock, or an acquiring corporation's common stock, having a market value equal to four times the exercise value of the Right. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

    The Rights expire at the close of business on June 20, 1999, unless earlier redeemed by the Company. At any time until the close of business on the tenth business day following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price. The Rights, if exercised, will cause a substantial dilution to the equity interest in Maxwell to a person's or group's ownership interest in the Company's Common Stock that attempts to acquire the Company on terms not approved by the Company's Board of Directors. See "Risk Factors-Anti-Takeover Provisions."

Additional Anti-Takeover Provisions

    The provisions of the Company's certificate of incorporation and bylaws having possible "anti-takeover" effects are those that: (i) from a classified Board of Directors with staggered terms of office, eliminate cumulative voting and permit the removal of directors only for cause; (ii) impose supermajority shareholder vote or disinterested director approval requirements in connection with certain mergers, acquisitions and other business combinations, unless specified minimum price and procedural requirements are satisfied in the proposed transaction (a "fair price provision"); (iii) eliminate the right of stockholders to call special stockholders' meetings and limit their right to take action without a meeting by written consent and (iv) impose supermajority shareholder vote or disinterested director approval requirements for amendments to a number of provisions in the Company's charter documents, including the provisions described in clauses (i) through (iii) above.

    In general, the fair price provisions may have the effect of requiring payment in cash for shares of Common Stock by an acquiror having accumulated 10% or more of the Common Stock at a price no less than the highest market price of the Common Stock within a recent date. Such a 10% or more stockholder must also meet certain procedural requirements intended to prevent accumulations of additional stock below the fair price.

Delaware Law

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (i) prior to the date at which the person becomes an interested stockholder, the Board of Directors approves such transaction or business combination; (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

                              LEGAL MATTERS

    The validity of the Common Stock in respect of which this Prospectus is being delivered will be passed on for the Company by Riordan & McKinzie, a Professional Corporation, Los Angeles, California.

                                 EXPERTS

    The financial statements and the related financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended July 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, which are incorporated herein by reference, and have been so incorporated in reliance on their report given on their authority as experts in accounting and auditing.